Exhibit 99.1
PENGROWTH ENERGY TRUST
Annual and Special Meeting of Holders of Trust Units of
Pengrowth Energy Trust (the “Issuer”)
June 18, 2008
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

	Business Conducted at the Meeting	Outcome of Vote

1.	The ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Trust for the ensuing year, at a remuneration to be determined by the Board of Directors of Pengrowth Corporation.	Carried

2.	The election of the following nominees as Directors of Pengrowth Corporation, the administrator of the Issuer, to hold office until the next Annual General Meeting or until their successors are elected or appointed:	Carried

James S. Kinnear
John B. Zaozirny
Thomas A. Cumming
Wayne K. Foo
Kirby L. Hedrick
Michael S. Parrett
A. Terence Poole
D. Michael G. Stewart
Nicholas C.H. Villiers

3.	The approval of an extraordinary resolution to authorize an amendment to the amended and restated trust indenture of Pengrowth Energy Trust dated June 11, 2007 (the “Trust Indenture”), to increase the aggregate number of Trust Units which may be authorized and issued pursuant to the Trust Indenture.	71.11% FOR 28.89% AGAINST

4.	The approval of an extraordinary resolution to authorize an amendment to the Trust Indenture to create a class of special trust units to facilitate merger transactions.	93.38% FOR 6.62% AGAINST

5.	The approval of an extraordinary resolution to authorize an amendment to the Trust Indenture to permit registered Unitholders to elect not to receive paper copies of Unitholder communications.	95.40% FOR 4.60% AGAINST